Exhibit 12.1

	RATIO OF EARNINGS TO FIXED CHARGES
	Fiscal Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings
Income/(loss) from operations before income tax, minority interest adjustments and changes in accounting principles	$8,482	$(9,128)	$(27,418)	$(77,885)	$(38,057)
Capitalized interest	$—	$—	$—	$—	$(3,012)
Amortization of capital interest	$141	$445	$815	$566	$340
Fixed charges	11,076	9,381	12,315	9,049	9,989

Earnings (loss)	$19,699	$698	$(14,288)	$(68,270)	$(30,740)

Fixed Charges
Interest portion of rental expense	$2,185	$174	$278	$655	$2,102

Interest incurred (expense & capital)	8,891	9,207	12,037	8,394	7,887

Total fixed charges	$11,076	$9,381	$12,315	$9,049	$9,989

Ratio of earnings to fixed charges	2	0	(1)	(8)	(3)
		— (1)	— (1)	— (1)	— (1)

Amount of the deficiency	$8,623	$(8,683)	$(26,603)	$(77,319)	$(40,729)

(1)	For fiscal years ended December 31, 2007, 2008, 2009, and 2010, earnings were insufficient to cover fixed charges.

	2011	2010	2009	2008	2007
Ratio calculation	2	0	-1	-8	-3

Wassa	8,046,521	11,999,732	6,470,288	3,149,818	3,803,502
Rent expense BGL	$13,103,142	$742,611	$1,383,940	$2,234,947	$4,975,710
Rent Expense GSR	341,103	328,533	324,089	281,147	215,506

Total Rent Expense	$13,444,246	$1,071,144	$1,708,030	$2,516,095	$5,191,216

Lessor's charge (Six times rent expense)	$80,665,473	$6,426,865	$10,248,177	$15,096,567	$31,147,298
Lessor's costs of equip (Five times rent expense)	$67,221,228	$5,355,721	$8,540,148	$12,580,473	$25,956,082

Profit and interest	$13,444,246	$1,071,144	$1,708,030	$2,516,095	$5,191,216

Interest rate	3.3%	3.3%	3.3%	5.2%	8.1%

Estimated interest component	$2,184,690	$174,061	$277,555	$655,233	$2,102,443

Profit	$11,259,556	$897,083	$1,430,475	$1,860,862	$3,088,774
Percent of equipment cost	17%	17%	17%	15%	12%

	16.3%	16.3%	16.3%	26.0%	40.5%